05038649

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dav/Wetherly Financial, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 Wilshire Blvd., Suite 300
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vicky Schiff (310) 773-0074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa, Suite 500 (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2005 WASH, D.C. 179

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, George M. Russo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dav-Wetherly Financial, L.P., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Operations Principal

Title

Notary Public

MAYA STEWART
Commission # 1445057
Notary Public - California
Los Angeles County
My Comm. Expires Oct 12, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

DAV-Wetherly Financial, L.P.

December 31, 2004

with Report of Independent Registered Public Accounting Firm

DAV-Wetherly Financial, L.P.

Financial Statement

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
DAV-Wetherly Financial, L.P.

We have audited the accompanying statement of financial condition of DAV-Wetherly Financial, L.P. (the Partnership) as of December 31, 2004. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DAV-Wetherly Financial, L.P. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 22, 2005

DAV-Wetherly Financial, L.P.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 206,437
Fees receivable	4,442,336
Total assets	$ 4,648,773
Liabilities and partners' capital	
Accrued expenses	$ 55,228
Commissions payable	1,096,444
Total liabilities	1,151,672
Partners' capital	3,497,101
Total liabilities and partners' capital	$ 4,648,773

See accompanying notes.

DAV-Wetherly Financial, L.P.

Notes to Financial Statement

December 31, 2004

1. Organization

DAV-Wetherly Financial, L.P. (the Partnership), a California limited partnership, was formed on July 3, 2001, to operate as a licensed broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Partnership was formed for the purpose of structuring and selling private offerings to institutional investors.

The partners' interests in the Partnership are as follows:

Wetherly Management, LLC (WM)	1% General Partner
Wetherly Capital Group, LLC (WCG)	99% Limited Partner

Pursuant to the Limited Partnership Agreement, distributions as well as Partnership profits and losses are allocated to the Partners in accordance with the Partner's respective interests.

The Partnership is exempt from the special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(3) of that Rule.

The Partnership is a member of both the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

Method of Accounting

The Partnership prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States. The Partnership's fiscal year-end for tax and financial reporting purposes is December 31.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when acquired.

2. Summary of Significant Accounting Policies (continued)

Fees Receivable and Commissions Payable

Fees receivable consists of earned, but unpaid, fee revenues which will typically be collected within 24 months of being earned. Also, the commissions payable will not be paid until the corresponding placement fee revenues are received. Outstanding receivables are periodically evaluated for collectibility, and an allowance for doubtful accounts is estimated and recorded for losses resulting from the inability of customers to make required payments, if deemed necessary. At December 31, 2004, no allowance for doubtful accounts has been recorded.

The future scheduled collection of fees receivable and payment of commissions payable at December 31, 2004, are as follows:

	Fees Receivable	Commissions Payable
2005	$ 2,618,205	$ 642,155
2006	1,503,977	379,696
Thereafter	320,154	74,593
Total	$ 4,442,336	$ 1,096,444

Income Taxes

For federal and state income tax reporting purposes each partner will report its share of taxable income or loss on its separate tax return. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Net Capital Requirements

The Partnership is subject to the net capital requirements of the National Association of Securities Dealers, Inc. (NASD) and the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The NASD and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Partnership had net capital of approximately $151,209, which was $104,694 in excess of the amount required to be maintained at that date. The ratio of net capital to aggregate indebtedness was .22 to 1.

4. Related Party Transactions

Salaries as well as general and administrative overhead are charged to the Partnership from WCG on a monthly basis based on an Expense Sharing Agreement between the Partnership and WCG dated July 30, 2002. Salaries charged to the Partnership are based on management's estimates of personnel time spent on conducting Partnership matters. General and administrative overhead charged to the Partnership are based on management's estimates of costs incurred by WCG that support the operations of the Partnership.